15049207

SEC
Mail Processing
Section

MAR 04 2015

Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67133

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Guardian, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Greenwood Cliff, Suite 250
(No. and Street)

Charlotte (City) NC (State) 28204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN KARAFFA (804) 363-9684
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo
(Name – *if individual, state last, first, middle name*)

901 E. Byrd St. (Address) Richmond (City) VA (State) 23219 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Karaffa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Guardian, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

PARA DARNELL SMITH
NOTARY PUBLIC
REGISTRATION # 7526140
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
AUGUST 31, 2016

[Signature]
Signature

CFO
Title

Para Smith
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capital Guardian, LLC

Report on Financial Statements

For the Year Ended December 31, 2014
(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)

Table of Contents

elliott davis decosimo

Report of Independent Registered Public Accounting Firm

The Members
Capital Guardian, LLC
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of Capital Guardian, LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Guardian, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule 1 – Computation of Net Capital and Net Capital Ratio Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule 2 – Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, Schedule 3 – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule 1 – Computation of Net Capital and Net Capital Ratio Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule 2 – Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, Schedule 3 – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, PLLC
Richmond, Virginia
March 2, 2015

CAPITAL GUARDIAN, LLC
Statement of Financial Condition
December 31, 2014

		2014
Assets		
Cash and cash equivalents:		
Interest-bearing deposits	$	2,139,375
Non-interest bearing deposits		154,170
Deposit with clearing firm		750,000
Marketable securities owned, at market value		26,611,324
Accounts receivable		391,629
Interest receivable		218,170
Other assets		87,283
Total assets	$	30,351,951
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	197,958
Commissions payable		749,847
Securities sold not yet purchased, at market value		3,598,634
Margin account borrowings		22,905,940
Note payable – subordinated loan agreement		1,500,000
Due to related party		102,965
Other liabilities		156,625
Total liabilities		29,211,969
Member's Equity		
Contributed capital - 100 units authorized, issued and outstanding		7,388,128
Accumulated deficit		(6,248,146)
Total member's equity		1,139,982
Total liabilities and member's equity	$	30,351,951

The accompanying notes are an integral part of this financial statement

CAPITAL GUARDIAN, LLC
Statement of Operations
December 31, 2014

	2014
Revenues	
Commission income	$ 11,651,169
Net trading gains	9,015,916
Interest income	1,172,846
Total revenues	21,839,931
Expenses	
Employee compensation and benefits	19,004,684
Rent	539,225
Broker dealer charges	884,989
Insurance	212,136
Professional fees	266,183
License and registration fees	248,146
Telephone	17,411
Interest expense	312,817
Other general and administrative	2,303,613
Total expenses	23,789,204
Net loss	$ (1,949,273)

The accompanying notes are an integral part of this financial statement

CAPITAL GUARDIAN, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2014

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Member's equity, December 31, 2013	$ 7,288,128	$ (4,298,873)	$ 2,989,255
Net loss	-	(1,949,273)	(1,949,273)
Member contributions	100,000	-	100,000
Member's equity, December 31, 2014	$ 7,388,128	$ (6,248,146)	$ 1,139,982

The accompanying notes are an integral part of this financial statement

CAPITAL GUARDIAN, LLC
Statement of Cash Flows
For the year ended December 31, 2014

	2014
Operating Activities	
Net loss	$ (1,949,273)
Adjustments to reconcile net loss to net cash used for operating activities:	
Net change in operating assets and liabilities:	
Marketable securities owned, net of securities sold not yet purchased	(17,765,779)
Accounts receivable	204,175
Interest receivable	(173,770)
Due from related party	14,750
Other assets	(45,523)
Accounts payable	(108,706)
Accrued expenses	156,625
Commissions payable	(131,485)
Margin account borrowings	17,660,931
Prepaid commission	(13,350)
Due to related party	102,965
Net cash used by operating activities	(1,831,028)
Financing Activities	
Member contributions	100,000
Net increase in subordinated debt	1,500,000
Net cash provided by financing activities	1,600,000
Net decrease in cash	(231,028)
Cash and cash equivalents, beginning of year	2,524,573
Cash and cash equivalents, end of year	$ 2,293,545

The accompanying notes are an integral part of this financial statement

Note 1 – Summary of Significant Accounting Policies and Activities

Business Activity and Regulation

In 2013, Southport acquired the outstanding equity of Capital Guardian Holding, LLC (the "Company") in a transaction that was approved by the Financial Industry Regulatory Authority ("FINRA") in December 2013.

The Company, a wholly owned subsidiary of Capital Guardian Holding, LLC, is a registered broker/dealer licensed in all 50 states, the District of Columbia and Puerto Rico, and is a member of the FINRA, a self-regulatory organization formed in 2007 to replace the National Association of Securities Dealers, Inc. ("NASD"). The Company elected to account for the change in ownership during 2013 at the holding company level. The Company began operations as a registered broker/dealer on May 31, 2006. Prior to its approval with NASD on April 6, 2006, the Company was functioning as a branch office of Raymond James Financial Services, a securities broker/dealer.

The Company is an introducing broker/dealer and utilizes a third party as its clearing firm. The securities purchased or sold through the clearing firm are not insured by the Federal Deposit Insurance Corporation ("FDIC") or any other federal or state deposit guarantee fund, and are subject to investment risk, including possible loss of the principal invested.

Beginning in May, 2006, the Company began operations as an independent securities broker/dealer under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities and Exchange Commission and, accordingly, will be exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Cash and Cash Equivalents

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents.

Securities Owned

Marketable securities consist of fixed income securities and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the average cost method for the purpose of computing realized gains or losses on investment securities. Changes in the fair value from one reporting period to the next (unrealized gains and losses) are recorded as trading revenue in the accompanying statements of operations.

Accounts Receivable

The Company believes accounts receivables to be fully collectible; therefore, no allowance for doubtful accounts has been established. Bad debts are recorded using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

Note 1 – Summary of Significant Accounting Policies and Activities, continued

Recognition of Revenue

Commissions earned on sales and purchases of securities for customers are recorded on the date the transaction is executed, otherwise referred to as the "trade date".

Income Taxes

Limited liability companies are essentially taxed as partnerships, with net income or loss flowing through to the member's individual tax returns. Accordingly, no provision for income taxes is reflected in the Company's financial statements. Management has evaluated the tax positions of the Company and it is the opinion of management that there are no significant uncertain tax positions that would be material to these financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Related Party Transactions

The Company pays management fees for payroll processing and investment advisory services to companies related through common ownership, pursuant to a service agreement entered into during 2006. Prior to February 2009, expenses were shared based on a ratio of total client assets under management by both companies. In February 2009, the agreement was modified to share expenses based on time studies for employees and direct expense allocation for specific charges. Starting January 2011, the agreement was modified to share expenses based on the allocation of apportioned revenues and direct expense allocation for specific charges.

For the year ended December 31, 2014, the expenses incurred related to this agreement were $3,553,924. Expenses incurred relating to rent were $373,771, regarding labor were $2,238,785, and relating to other expenses were $941,368.

Note 3 – Deposit and Accounts with Clearing Firm and Margin Account Borrowings

The Company clears all amounts of its proprietary and customer transactions through Pershing, its clearing firm, on a fully disclosed basis. The clearing firm requires that the Company maintain a minimum balance of $100,000, which serves as a "good faith" deposit, used in the instance of a possible trade loss or failure incurred by the Company. As of December 31, 2014, the Company has $750,000 on deposit with the clearing firm.

The accounts maintained with Pershing are composed of funds to settle securities traded, not yet settled and proceeds from all trade transactions. The funds in these accounts are available for the daily trading transactions initiated by the Company that are cleared through Pershing. The accounts are also used by the Company to transfer funds to bank accounts for the administrative operations of the Company.

The Company has a margin account with its clearing broker and has a net payable of $22,905,940 in this account as of December 31, 2014. Securities owned by the Company are pledged as collateral for any outstanding payables, which accrue interest at a variable rate determined as described in the clearing agreement. For the year ended

Note 3 – Deposit and Accounts with Clearing Firm and Margin Account Borrowings, continued

December 31, 2014, interest expense on the margin accounts was $215,536. The amount of margin available to the Company is based on the requirements of Pershing. If the fair value of margin securities decreases to the extent the amount of margin available is less than the amount available, a margin call would occur. As a result, the Company would be required to either pay cash or liquidate securities to the extent needed to be compliant with contractual parameters. The amount of unused margin as of December 31, 2014 was approximately $557,787.

Note 4 - Marketable Securities Owned and Securities Sold, Not Yet Purchased

The Company adopted "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under GAAP, and enhances disclosures about fair value measurements. The Company records marketable securities owned and securities sold, not yet purchased at fair value but does not expand the use of fair value in any new circumstances. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company believes that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are required to be separately disclosed by level within the fair value hierarchy. For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the adopted fair value hierarchy.

Fair value measurements for which there exists limited or no observable market data requires assets and liabilities be based primarily upon estimates. These estimates are often calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company utilizes fair value measurements to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 securities include state and municipal obligations, corporate bonds, debentures, notes and foreign bonds as outlined below.

Level 2 - Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets and valuations are based on observable market data in those markets. Level 2 securities include state and municipal obligations, corporate bonds, debentures, notes and foreign bonds as outlined below.

Note 4 - Marketable Securities Owned and Securities Sold, Not Yet Purchased (continued)

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company has no Level 3 assets or liabilities at December 31, 2014.

Marketable securities owned and securities sold, not yet purchased, at December 31, 2014 consist of the following:

Marketable securities owned at market value

Description	12/31/2014	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
State and municipal obligations	$ 16,242,104	$ -	$ 16,242,104
Corporate bonds, debentures and notes	7,017,507	-	7,017,507
Obligations of U.S. government agencies	972,233	-	972,233
Other securities	2,379,480	-	2,379,480
	$ 26,611,324	$ -	$ 26,611,324

Securities sold, not yet purchased, at market value

Description	12/31/2014	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
State and municipal obligations	$ 10,434	$ -	$ 10,434
Corporate bonds, debentures and notes	3,009,346	-	3,009,346
Obligations of U.S. government agencies	578,854	-	578,854
	$ 3,598,634	$ -	$ 3,598,634

Note 4 - Marketable Securities Owned and Securities Sold, Not Yet Purchased (continued)

During the normal course of business, the Company may sell fixed income securities not yet purchased. Since the Company will eventually purchase these securities at prevailing market prices, a risk exists due to the nature of fluctuating market prices for the securities. These amounts are recorded as a liability on the statement of financial condition.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires a broker to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

As of December 31, 2014, the Company's net capital was $716,751, which was $616,751 in excess of its required net capital of $100,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.68 to 1.

Note 6 – Subordinated Debt

In March 2014, the Company entered into a subordinated loan agreement with Pershing LLC (the "Lender") for $1,500,000. Upon FINRA's approval in April 2014, the subordinated loan agreement of $1,500,000 has not counted towards the aggregate indebtedness of the Company and is added to total equity for net capital purposes. The loan agreement includes certain debt covenants related required minimum net capital. As of December 31, 2014 the Company is out of compliance with these covenants. The Lender has exercised it's right to accelerate maturity of the subordinated loan agreement to April 1, 2015. Management expects to have adequate capital to repay the Lender prior to April 1, 2015. Interest expense on the subordinated loan agreement was $97,281 during 2014.

Note 7 – Sources of Funds for Future Operations

The Company and its parent company, Capital Guardian Holding, LLC have cash of $2,283,546 and $267,077, respectively. In addition, Capital Guardian Holding, LLC's new owner, Northern Star Capital Holdings (see Note 9) believes it has sufficient funds to support operations of the Company as needed during 2015.

Note 8 – Off-Statement of Financial Condition and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company does not anticipate nonperformance by customers or its clearing brokers. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 9 – Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued. Significant subsequent events requiring disclosure are as follows:

Litigation

In the normal course of business, the Company is involved in various legal proceedings. Management believes that the ultimate resolution of these proceedings will not have a material effect on the Company's financial position, liquidity, or results of operations.

Change of control

Capital Guardian, LLC (the "Company") was purchased by Northern Star Capital Holdings from Southport Lane Management, LLC ("Southport") on January 20, 2015. Northern Star Capital Holdings acquired the outstanding equity of Capital Guardian Holding, LLC, in a transaction that is pending approval by the Financial Industry Regulatory Authority ("FINRA").

Expected fine

The Company is negotiating and believes that it will enter into a Letter of Acceptance, Waiver and Consent with FINRA based on its failure to establish and implement an adequate anti-money laundering compliance program. Without admitting or denying the allegations, the Company will be required to pay a fine of $125,000, which is included in accounts payable at December 31, 2014.

Supplementary Information

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2014

CAPITAL GUARDIAN, LLC
Accompanying Information
As of December 31, 2014

Schedule 1

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC
Net Capital

Total member's equity	$ 1,139,982
Add	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	1,500,000
Total capital and allowable subordinated liabilities	2,639,982
Deduct	
Nonallowable assets	
Disallowed accounts receivable	126,401
Other assets	87,283
Other	15,000
Haircuts on securities, trading and investment securities, debt securities	1,694,547
Total net capital	$ 716,751

Aggregate Indebtedness

Liabilities from statement of financial condition	
Accounts payable	$ 457,548
Commissions payable	749,847
Total	$ 1,207,395
Ratio of aggregate indebtedness to net capital	1.68 to 1

Schedule 2

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC
As of December 31, 2014

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

Schedule 3

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC
As of December 31, 2014

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

elliott davis decosimo

Report of Independent Registered Public Accounting Firm – Exemption Report

The Members
Capital Guardian, LLC
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3, in which *(a)* Capital Guardian, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Capital Guardian, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(i) (the "exemption provisions") and *(b)* Capital Guardian, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal without exception. Capital Guardian, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elliott Davis Decosimo, PLLC
Richmond, Virginia
March 2, 2015

Capital Guardian LLC
Exemption Report
As of December 31, 2014

SEC Rule 17a-5 requires a broker or dealer that claimed it was exempt from SEC Rule 15c3-3 throughout the most recent fiscal year to file an exemption report containing the following statements ("assertions"):

a) Capital Guardian, LLC is exempt from SEC Rule 15c3-3 based on rule (k)(2)(i) – "Special Account for the Exclusive Benefit of customers".

b) Capital Guardian, LLC met the exemption provisions throughout the most recent fiscal year without exception.

elliott davis decosimo

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Members
Capital Guardian, LLC
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Capital Guardian, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis Decosimo, PLLC
Richmond, Virginia
March 2, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067133
Capital Guardian LLC
1355 Greenwood Cliff Ste 250
Charlotte, NC 28204-2984

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Karaffa (804)363-9684

2. A. General Assessment (item 2e from page 2) $ 8,784
   B. Less payment made with SIPC-6 filed (**exclude interest**) (3,102)
   07/30/2014
   Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 5,682
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 5,682
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 5,682
   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital Guardian, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 27 day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 21,839,931
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,425,298
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	603,797
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	9,015,916
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 281,192	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	281,192
Total deductions	18,326,203
2d. SIPC Net Operating Revenues	$ 3,513,728
2e. General Assessment @ .0025	$ 8,784

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